Exhibit 99.1

Oatly Reports First Quarter 2022 Financial Results

First Quarter Revenue of $166.2 Million

Reiterates Fiscal Year 2022 Outlook

MALMÖ, Sweden, May 4, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the first quarter ended March 31, 2022.

Toni Petersson, Oatly’s CEO, commented, “Given the challenging operating environment, we are pleased with our first quarter revenue results which exceeded our expectations. In March, we saw significant improvements in EMEA and Americas, with record revenue in EMEA and the largest production month ever for the Americas as the manufacturing challenges we experienced at the start of the year due to Omicron began to abate. In Asia, our business was impacted by zero-COVID policy restrictions and subsequent lockdowns, yet what remains consistent in 2022 is the global demand across sales channels and geographies for our products as we add production capacity to drive consumer conversion from dairy to plant-based products. Near-term margins and profitability have been impacted by the additional costs associated with scaling of our new facilities, and the inflationary environment, however, we continue to believe that we can achieve much better economies of scale and greater operating efficiencies through our more localized self-manufacturing, which will help us increase our growth while reducing our environmental impact and achieve profitability over the next several years.”

First Quarter 2022 Highlights

•	Revenue of $166.2 million, an 18.6% increase compared to $140.1 million in the prior year period, which included a foreign currency exchange headwind of $5.1 million
•	EMEA revenue of $90.5 million, a 10.9% increase compared to $81.6 million in the prior year period, which included a foreign currency exchange headwind of $5.5 million
•	Americas revenue of $47.0 million, a 40.3% increase compared to $33.5 million in the prior year period
•	Asia revenue of $28.7 million, a 15.3% increase compared to $24.9 million in the prior year period, which included a foreign currency exchange tailwind of $0.4 million

First Quarter 2022 Results

Revenue increased $26.1 million, or 18.6%, to $166.2 million for the first quarter ended March 31, 2022 compared to $140.1 million for the first quarter ended March 31, 2021. The revenue increase was primarily driven by additional supply from the Company’s new and existing facilities to meet the growing global demand for its products. This revenue growth was negatively impacted by several factors, including lower than expected production output as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the COVID-19 variants. The ramp-up of new facilities continued to be impacted by disruption of global supply chain flows and travel restrictions, specifically impacting Asia, Ogden, Utah as well as the Millville, New Jersey expansion, causing longer lead time to acquire production equipment and spare parts, difficulty in moving critical staff at these facilities during their construction and ramp-up phase, and labor absenteeism as a result of the Omicron variant. In addition, the Company’s suppliers experienced longer lead times for equipment and, recently, the situation with truckers in Canada and difficult weather conditions in North America impacted the timing of rail transportation of oat supply for our supplier to our U.S. manufacturing locations. Produced finished goods volume for the first quarter of 2022 amounted to 121 million liters compared to 90 million liters for the prior year period, an increase of 34.4% compared to the prior year period. There was a headwind to revenue from foreign currency exchange of approximately $5.1 million.

The Company experienced broad-based growth across retail and foodservice channels in the first quarter of 2022. The foodservice channel has rebounded with the continued reopening of on-premise outlets due to the relaxation of COVID-19 restrictions in the Company’s key Western markets, offset by the growth rate in China which was impacted by the implementation of various degrees of lock-down restrictions due to COVID-19 variants. In the first quarter of 2022 and 2021, the foodservice channel accounted for 33.8% and 30.1% of the Company’s revenue, respectively, and the retail channel accounted for 62.9% and 65.7% of the Company’s revenue, respectively.

Gross profit was $15.8 million for the first quarter of 2022 compared to $41.9 million for the first quarter of 2021. Gross profit margin decreased 2,040 basis points to 9.5% for the first quarter of 2022 compared to 29.9% in the prior year period. The primary reasons for the gross profit margin decline in the first quarter of 2022 as compared to the prior year period were:

•	positive margin impact from higher share of self-manufacturing of 250 basis points, offset by
•

short-term underutilization of new facilities due to supply chain challenges of 970 basis points primarily due to COVID-19 related impacts on labor absenteeism in Americas and lockdowns in China, and logistical constraints delaying the timely supply of raw materials and spare parts, all of which resulted in a lower production output

•	higher raw materials, increased logistics and electricity expenses, primarily due to the inflationary environment, of 760 basis points,
•	consolidation of the Company’s EMEA co-packer network resulting in an expense of 290 basis points, and
•	270 basis points of other items, net.

Research and development expenses in the first quarter of 2022 increased $1.2 million to $4.3 million compared to $3.1 million in the prior year period, primarily due to an increase of $0.6 million in employee related expenses, which include $0.4 million in costs for the Company’s Long-Term Incentive Plan (“LTIP”), due to higher headcount driven by the Company’s continuous investments in our innovation capabilities.

Selling, general and administrative expenses in the first quarter of 2022 increased $37.3 million to $104.1 million compared to $66.8 million in the prior year period. The increase in expenses was primarily due to an increase of $20.5 million in employee related expenses, which included $8.6 million in non-cash costs for the LTIP, as a result of increased headcount as the Company continues to invest in its growth and comply with public company obligations. The Company also incurred $3.4 million in increased costs relating to external consultants, contractors, and other professional fees, net of $2.2 million in one-off costs incurred during the first quarter of 2021 related to the Company’s initial public offering (“IPO”). Customer distribution costs increased with $5.7 million mainly as a consequence of higher revenue, but also increased as a percentage of revenue from 6.8% to 9.1%, due to a number of factors including higher freight rates and mix of sales.

Other operating income for the first quarter of 2022 of $0.3 million included primarily a net foreign exchange benefit compared to other operating expenses in the first quarter of 2021 of $0.6 million comprising primarily of a net foreign exchange loss.

Net loss attributable to shareholders of the parent was $87.5 million for the first quarter of 2022 compared to net loss of $32.4 million in the prior year period.

First quarter of 2022 EBITDA* loss was $81.4 million compared to an EBITDA loss of $24.7 million in the first quarter of 2021. The increase in EBITDA loss was primarily a result of lower gross profit, share-based compensation expenses of $10.0 million including social security-related benefits of $0.5 million, higher employee-related expenses, consultancy expenses, public company costs and customer distribution costs and other operating expenses as the Company scales its global operations to support growth across three continents.

Adjusted EBITDA* loss for the first quarter of 2022 was $71.4 million compared to a loss of $22.5 million in the first quarter of 2021. The increase in Adjusted EBITDA loss was primarily related to lower gross profit, higher employee expenses, consultancy expenses, public company costs and customer distribution costs and other operating expenses as the Company scales its global operations to support growth across three continents.

*EBITDA and Adjusted EBITDA (Loss) are non-IFRS financial measures defined under “Non-IFRS financial measures” below. Please see “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

Three months ended March 31, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	90,483	47,017	28,686	—	—	166,186
Intersegment revenue	15,046	572	—	—	(15,618)	—
Total segment revenue	105,529	47,589	28,686	—	(15,618)	166,186
Adjusted EBITDA	(5,856)	(22,013)	(14,967)	(28,553)	—	(71,389)
Share-based compensation expense	(1,584)	(1,292)	(1,949)	(5,212)	—	(10,037)
EBITDA	(7,440)	(23,305)	(16,916)	(33,765)	—	(81,426)
Finance income and (expenses), net	—	—	—	—	—	3,577
Depreciation and amortization	—	—	—	—	—	(10,731)
Loss before income tax	—	—	—	—	—	(88,580)

Three months ended March 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	81,647	33,528	24,877	—	—	140,052
Intersegment revenue	12,901	37	—	—	(12,938)	—
Total segment revenue	94,548	33,565	24,877	—	(12,938)	140,052
Adjusted EBITDA	8,498	(15,593)	1,615	(16,990)	—	(22,470)
Share-based compensation expense	—	—	—	—	—	—
IPO preparation and transaction costs	—	—	—	(2,223)	—	(2,223)
EBITDA	8,498	(15,593)	1,615	(19,213)	—	(24,693)
Finance income and (expenses), net	—	—	—	—	—	(1,920)
Depreciation and amortization	—	—	—	—	—	(3,822)
Loss before income tax	—	—	—	—	—	(30,435)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

EMEA

EMEA revenue increased $8.9 million, or 10.9%, to $90.5 million for the first quarter of 2022 compared to $81.6 million in the prior year period. This increase was primarily due to growth in foodservice and retail channels across primarily oat drink product offerings. Approximately 84% of EMEA revenue was from the retail channel for the first quarter of 2022. There was a headwind to revenue from foreign currency exchange of $5.5 million.

EMEA EBITDA* decreased $15.9 million to a loss of $7.4 million for the first quarter of 2022 compared to EBITDA of $8.5 million in the prior year period. This decrease in EMEA EBITDA was primarily due to lower gross profit driven by higher cost of production and higher operating expenses as the Company scales its operations for future growth. Adjusted EMEA EBITDA, which excluded recurring share-based compensation expense of $1.6 million, was a loss of $5.9 million compared to Adjusted EMEA EBITDA of $8.5 million in the prior year.

Americas

Americas revenue increased $13.5 million, or 40.3%, to $47.0 million for the first quarter of 2022 compared to $33.5 million in the prior year period. This increase was primarily due to higher production output compared to the prior year period with growth in both new and existing foodservice and retail channels across primarily oat drink product offerings. Approximately 54% of Americas revenue was from the retail channel for the first quarter of 2022.

Americas EBITDA decreased $7.7 million to a loss of $23.3 million for the first quarter of 2022 compared to a loss of $15.6 million in the prior year period. The decrease in Americas EBITDA resulted from a number of factors offsetting the revenue growth, such as channel and customer mix, continued short-term challenges related to scaling up production capacity at the Company’s Ogden, Utah facility, which resulted in a higher share of co-packing production than planned and higher operating expenses as the Company scales its operations for future growth. Adjusted Americas EBITDA, which excluded recurring share-based compensation expense of $1.3 million, was a loss of $22.0 million compared to a loss of $15.6 million in the prior year period.

Asia

Asia revenue increased $3.8 million, or 15.3%, to $28.7 million for the first quarter of 2022 compared to $24.9 million in the prior year period. This increase was significantly impacted by the implementation of various degrees of lock-downs due to COVID-19 variants in China during the first quarter of 2022. Approximately 75% of Asia revenue was from the foodservice channel for the first quarter of 2022. There was a tailwind of $0.4 million from foreign currency exchange.

Asia EBITDA decreased $18.5 million to a loss of $16.9 million for the first quarter of 2022 compared to EBITDA of $1.6 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth and lower gross profit driven by higher logistics costs related to the Company’s shipments from EMEA to Asia and higher cost of production during the ramp-up phase of our new facilities. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.9 million, was a loss of $15.0 million compared to an Adjusted Asia EBITDA of $1.6 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the first quarter of 2022 was $33.8 million, an increase of $14.6 million compared to the prior year period. This increase was driven by continued investments in the organization, including IT operations, to support the Company’s growth and transition to being a public company, as well as share-based compensation expense of $5.2 million. Adjusted EBITDA, which excluded recurring share-based compensation expense, was a loss of $28.6 million compared to a loss of $17.0 million in the prior year period.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had cash and cash equivalents of $219.0 million, $192.2 million in short term investments and total outstanding debt to credit institutions of $5.3 million. Net cash used in operating activities was $68.9 million for the three months ended March 31, 2022, compared to $29.2 million in the prior year period. Capital expenditures were $53.3 million for the three months ended March 31, 2022, compared to $45.5 million in the prior year period. Cash flow used in financing activities was $4.2 million for the three months ended March 31, 2022 compared to cash flow from financing activities of $62.4 million in the prior year period.

Outlook

Regarding the Company’s outlook, Petersson stated, “We are reiterating our outlook for the year based on the strength of our global brand, increasing consumer demand, and our team’s ability to be agile in the current challenging operating environment while still executing on our growth initiatives. However, we are closely monitoring the COVID-19 lockdowns in China, as well as the current war in Ukraine given the uncertainty it creates more broadly. We have taken actions to better position Oatly as these macro headwinds subside and feel confident in our growth trajectory.”

The Company’s outlook continues to assume reasonable containment of any COVID-19 related infection rates globally and the easing of COVID-19 restrictions and lockdowns in Asia in the beginning of the third quarter of 2022, and does not reflect any significant changes in the European macro environment or from the current war in Ukraine given the uncertainty of the situation. Based on the Company’s assessment of the current operating environment, it is reiterating the following for the full year ending December 31, 2022:

•

Revenue of $880 million to $920 million, an increase of 37% to 43% compared to full year 2021 with strong growth across regions. Assuming no significant changes from foreign exchange rates today, the Company expects a mid-single-digit appreciation of the U.S. dollar versus its major European currencies on a percentage basis compared to the prior year.

•	Capital expenditures between $400 million and $500 million.
•	Run-rate production capacity to be approximately 900 million liters of finished goods at the end of the year.

Long-term, the Company expects:

•

To generate gross profit margin of greater than 40% and an Adjusted EBITDA margin approaching 20% as it benefits from a much larger self-manufacturing footprint globally, greater economies of scale and continued strong revenue growth.

The Company cannot provide a reconciliation of Adjusted EBITDA margin guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. The items necessary to reconcile these items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2022 and long-term growth strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; changing consumer preferences and our ability to adapt to new or changing preferences; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand;; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately; our ability to successfully remediate the material weaknesses or other future control deficiencies, in our internal control over financial reporting; our status as an emerging growth company; our status as a foreign private issuer; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs; and
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Condensed consolidated statement of operations

(Unaudited)	For the three months ended March 31,
(in thousands of U.S. dollars, except share and per share data)	2022	2021
Revenue	166,186	140,052
Cost of goods sold	(150,338)	(98,118)
Gross profit	15,848	41,934
Research and development expenses	(4,264)	(3,092)
Selling, general and administrative expenses	(104,073)	(66,807)
Other operating income and (expenses), net	332	(550)
Operating loss	(92,157)	(28,515)
Finance income and (expenses), net	3,577	(1,920)
Loss before tax	(88,580)	(30,435)
Income tax benefit/(expense)	1,121	(1,948)
Loss for the period attributable to shareholders of the parent	(87,459)	(32,383)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.15)	(0.07)
Weighted average common shares outstanding:
Basic and diluted	591,777,001	480,299,949

Condensed consolidated statement of financial position

	March 31, 2022	December 31, 2021
(in thousands of U.S. dollars)	(Unaudited)
ASSETS
Non-current assets
Intangible assets	142,244	145,925
Property, plant and equipment	547,131	509,648
Right-of-use assets	165,724	158,448
Other non-current receivables	5,526	5,534
Deferred tax assets	2,469	2,293
Total non-current assets	863,094	821,848
Current assets
Inventories	98,933	95,661
Trade receivables	98,864	105,519
Current tax assets	569	435
Other current receivables	35,227	32,229
Prepaid expenses	21,317	27,711
Short-term investments	192,233	249,937
Cash and cash equivalents	219,045	295,572
Total current assets	666,188	807,064
TOTAL ASSETS	1,529,282	1,628,912
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Other contributed capital	1,628,103	1,628,103
Foreign currency translation reserve	(97,440)	(74,486)
Accumulated deficit	(385,845)	(308,423)
Total equity attributable to shareholders of the parent	1,144,923	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	128,662	126,516
Deferred tax liabilities	2,610	2,677
Provisions	12,977	11,033
Total non-current liabilities	144,249	140,226
Current liabilities
Lease liabilities	20,751	16,703
Liabilities to credit institutions	5,312	5,987
Trade payables	75,621	93,043
Current tax liabilities	742	567
Other current liabilities	14,392	9,614
Accrued expenses	123,292	117,473
Total current liabilities	240,110	243,387
Total liabilities	384,359	383,613
TOTAL EQUITY AND LIABILITIES	1,529,282	1,628,912

Condensed consolidated statement of cash flows

(Unaudited)	For the three months ended March 31,
(in thousands of U.S. dollars)	2022	2021
Operating activities
Net loss	(87,459)	(32,383)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	10,731	3,822
—Impairment (gain)/loss on trade receivables	(207)	3
—Share-based payments expense	10,037	—
—Finance income and expenses, net	(3,577)	1,920
—Income tax (benefit)/expense	(1,121)	1,948
—Other	8	—
Interest received	668	82
Interest paid	(3,067)	(2,261)
Income tax paid	(476)	(1,072)
Changes in working capital:
—Increase in inventories	(4,247)	(6,250)
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	8,903	(12,158)
—Increase in trade payables, other current liabilities, accrued expenses	869	17,149
Net cash flows used in operating activities	(68,938)	(29,200)
Investing activities
Purchase of intangible assets	(1,435)	(3,351)
Purchase of property, plant and equipment	(53,278)	(45,521)
Investments in financial instruments	—	(78)
Proceeds from short-term investments	53,266	—
Net cash flows used in investing activities	(1,447)	(48,950)
Financing activities
Proceeds from liabilities to credit institutions	—	67,890
Repayment of liabilities to credit institutions	(528)	(1,847)
Repayment of lease liabilities	(3,637)	(3,641)
Cash flows used in/from financing activities	(4,165)	62,402
Net decrease in cash and cash equivalents	(74,550)	(15,749)
Cash and cash equivalents at the beginning of the period	295,572	105,364
Exchange rate differences in cash and cash equivalents	(1,977)	(1,011)
Cash and cash equivalents at the end of the period	219,045	88,605

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2022	2021
Loss for the period attributable to shareholders of the parent	(87,459)	(32,383)
Income tax (benefit)/expense	(1,121)	1,948
Finance income and expenses, net	(3,577)	1,920
Depreciation and amortization expense	10,731	3,822
EBITDA	(81,426)	(24,693)
Share-based compensation expense	10,037	—
IPO preparation and transaction costs	—	2,223
Adjusted EBITDA	(71,389)	(22,470)